Exhibit 99.1

Application for quotation of +securities

Announcement Summary

Entity name

ALTERITY THERAPEUTICS LIMITED

Announcement Type

New announcement

Date of this announcement

Wednesday November 29, 2023

The +securities to be quoted are:

☑ +Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B

Total number of +securities to be quoted

ASX +security code	Security description	Number of +securities to be quoted	Issue date

ATH	ORDINARY FULLY PAID	362,462,762	29/11/2023

Refer to next page for full details of the announcement

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Application for quotation of +securities

Part 1 - Entity and announcement details

1.1 Name of entity

ALTERITY THERAPEUTICS LIMITED

We (the entity named above) apply for +quotation of the following +securities and agree to the matters set out in Appendix 2A of the ASX Listing Rules.

1.2 Registered number type	Registration number
ABN	37080699065

1.3 ASX issuer code

ATH

1.4 The announcement is

☑ New announcement

1.5 Date of this announcement

29/11/2023

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Application for quotation of +securities

Part 2 - Type of Issue

2.1 The +securities to be quoted are:

☑ +Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B

Previous Appendix 3B details:

Announcement Date and Time	Announcement Title	Selected Appendix 3B to submit quotation request
22-Nov-2023 09:55	New - Proposed issue of securities - ATH	A placement or other type of issue

2.3a.2 Are there any further issues of +securities yet to take place to complete the transaction(s) referred to in the Appendix 3B?

☑ No

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Application for quotation of +securities

Part 3A - number and type of +securities to be quoted where issue has previously been notified to ASX in an Appendix 3B

Placement Details

ASX +security code and description

ATH : ORDINARY FULLY PAID

Issue date

29/11/2023

Distribution Schedule

Provide a distribution schedule for the new +securities according to the categories set out in the left hand column - including the number of recipients and the total percentage of the new +securities held by the recipients in each category.

Number of +securities held	Number of holders	Total percentage of +securities held For example, to enter a value of 50% please input as 50.00

1 - 1,000%

1,001 - 5,000%

5,001 - 10,000%

10,001 - 100,000%

100,001 and over		%

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Application for quotation of +securities

Issue details

Number of +securities to be quoted

362,462,762

Are the +securities being issued for a cash consideration?

☑ Yes

In what currency is the cash consideration being paid?	What is the issue price per +security?
AUD - Australian Dollar	AUD 0.00350000

Any other information the entity wishes to provide about the +securities to be quoted

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Application for quotation of +securities

Part 4 - Issued capital following quotation

Following the quotation of the +securities the subject of this application, the issued capital of the entity will comprise:

(A discrepancy in these figures compared to your own may be due to a matter of timing if there is more than one application for quotation/issuance currently with ASX for processing.)

4.1 Quoted +securities (total number of each +class of +securities quoted on ASX following the +quotation of the +securities subject of this application)

ASX +security code and description	Total number of +securities on issue

ATH : ORDINARY FULLY PAID	2,802,360,380

4.2 Unquoted +securities (total number of each +class of +securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue

ATHAAE : OPTION EXPIRING 29-NOV-2026 EX $0.0375	19,250,000

ATHAAF : OPTION EXPIRING 31-JUL-2024 EX $0.07	12,000,000

ATHAAG : OPTION EXPIRING 29-NOV-2026 EX $0.0238	11,900,000

ATHAAB : OPTION EXPIRING 17-SEP-2025 EX $0.09	35,000,000

ATHAAC : OPTION EXPIRING 23-NOV-2023 EX $0.07	674,694,939

ATHAAD : OPTION EXPIRING 06-JAN-2026 EX $0.032	91,392,720

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